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Map data ©2021
Women-led
Hiatus Wine

Winery

503 Miller Drive
Wamego, KS 66547
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THE PITCH
Hiatus Wine is seeking investment to raise working capital and accelerate the go-to-market timeline in the second phase of our business.
Lease SecuredGenerating Revenue
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Early Investor Bonus: The investment multiple is increased to 2 for the next $10,000 invested.
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INVESTOR PERKS

Hiatus Wine is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Wine Learners Invest $100 or more to qualify. 10 of 10 remaining

Enjoy free admission to all Hiatus Wine virtual classes through 2022!

Cider Sippers Invest $250 or more to qualify. 24 of 24 remaining

Be the first to try a bottle of our Whiskey Barrel fermented cider, shipped to your door on release in Summer, 2021.

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OUR STORY

Hiatus Wine grew out of a decade of passion for Kansas Wine. Growing grapes and making wine has always been our hiatus, and we want to spark that wine joy in others. From of the chaos of 2020, we decided to forge a new path and open our own winery.

We secured a lease for our space in the 456 Wineries Incubator in October, 2020.
Hiatus Wine held its first virtual class in November, 2020.
We received our Kansas Farm Winery License in January, 2021.
We will begin wine production in April, 2021.
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OUR MISSION

Cultivating wine experiences with thought and care.

Engagement. Using our personalized services, educational offerings, and customer-focused interaction to cultivate engagement.
Humility. Representing ourselves, our products and services with appreciation and realism.
Intention. Approaching viticulture and enology from an evidence-based perspective while using careful execution.
Graciousness. Expressing gratitude for the opportunity to foster a meaningful wine experience.
Consistency. Maintaining accuracy and follow-through, providing a reliable experience every time.
Respect. Ensuring proper regard for the land, winemaking process, and customers.
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LOCATION

During our first year, we will be shipping and selling wine out of our location in Wamego, KS to online and local customers. We will open a tasting room during 2022 in Lawrence, KS, with plans to expand into an urban winery in 2023.

Online sales are the future of retail wine sales. Focusing our online efforts during the coronavirus pandemic will allow us to grow more conservatively and consciously.
When our environment is safer to operate in-person (hopefully in 2022), we will open a tasting room in Lawrence, KS to establish in-person sales and grow our presence in the Lawrence community.
The Lawrence, KS community represents an attractive market for a new urban winery concept, which we plan to launch in 2023. Lawrence patrons value experiential offerings, and an urban winery would be a unique addition to the existing Lawrence food and beverage market.
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THE TEAM
Benjamin Gaeddert
Winemaker/Owner

Ben is possibly the only native Kansan whose second grade homeschool curriculum included a winemaking unit; needless to say, his parents fostered an interest in wine. In 2011, he worked his first vintage at a local winery, where he continued in a number of different capacities through college and the beginning of his Social Work career. In 2012, he completed Oklahoma State University Extension's Grape Management certificate and achieved the accreditation as a Certified Specialist of Wine through the Society of Wine Educators. Since then he has participated, and supervised others, in every step of the vineyard and winemaking processes from planting new grape vines through bottling and selling their finished product at multiple commercial wineries in Kansas. While a student at the University of Kansas, he managed a farm winery outlet and after graduating, obtained Social Work licensure. Most recently Ben worked in the behavioral health field through crisis-intervention work with US Military Veterans and Active Duty Servicepeople. This experience reinforced Ben's calm demeanor and enhanced his interpersonal communication and guidance skills.

In early 2020, Ben returned to full-time work in the Kansas Wine industry, providing contract vineyard management and winemaking assistance to multiple local wineries, before building on these successes to establish Hiatus Wine He is currently building on his CSW credential to obtain recognition as a Certified Sommelier and is preparing to sit the Certified Wine Educator examinations in 2021. Hiatus Wine's education, team building, and corporate events are a synthesis of Ben's clinical experience and his contagious passion for wine. Ben hopes to fuse his experience producing countless tons of grapes and thousands of gallons of wine with his broad-reaching curiosity about all things oenological to produce innovative and exciting Kansas wines.   When he's not drinking, thinking about drinking, or making things to drink, Ben enjoys eating good food. He also likes his wife/business partner Henri, his pets, and a good book.

Henri Gaeddert
Business Manager/Owner

Henri's interest in agriculture began young when she watched her mother work in greenhouses, vineyards, care for horses, and become a successful urban gardener. These experiences led her to explore on-the-job training at a local winery in harvesting, pruning, production assistance, and providing wine tasting services. Henri has taken part in several group gardening projects, including assisting her mother, over many years. Henri brings other job experiences to this ownership endeavor including providing direct services to clients, social media management, organizational development, database entry, event planning and executing, and Board of Directors leadership.

Henri's Anthropology degree from the University of Kansas has provided her with valuable interpersonal skills, cultural sensitivity and empathy. Henri shows dedication to her values and culture by completing an additional degree in Jewish Studies. Henri's ability to manage difficult circumstances with ease and maintain orderliness will make her an excellent business owner. Henri's perseverance and ability to quickly and efficiently problem-solve makes her an incredible asset to any business. Henri actively pursues knowledge and is increasing her business management skills through watching and attending online webinars, such as from the Kansas Small Business Development Center. Henri will be pursuing a Certified Specialist of Wine certification along with a Sommelier certification during the summer of 2021. Henri dedicates herself to her work during the day, then enjoys spending her evenings with her husband, pets, and a good glass of Chianti.

Devin Schneider

Winery Assistant

Devin feels just as comfortable behind the tasting room counter as he does between the vines. Several years ago a friend told him about a job opportunity that would give him a chance to stretch his legs outside a kitchen and a chance for fresh air. Starting as a pruner at the local vineyard, he continued for the next few years, trying his hand at every aspect of the wine process that they would allow him. He stomped peaches and led tastings, pruned in the snow and started to love conversations about wine. He found the whole process from vine to bottle engrossing and loved meeting people along the way that felt the same. He believes that the love of wine is universal and allows us opportunities to connect with people around the globe.

Devin plans to begin working towards a CSW certification, and would like to continue his education beyond that. After finishing his Bachelors of Visual Arts, he will begin taking classes about viticulture so that he may continue to grow as a vintner and improve his ability to make quality wine. He hopes to show that Kansas wine is worthy of being part of the world's wine culture.

Sara McClelland
Viticulturist

Sara grew up in Louisiana, moved to Kansas, earned a Bachelor's of Fine Arts at KU, and just never left. Her love for agriculture began on a small organic vegetable farm. She worked there for two seasons, learning about sustainable practices and the peace that can be found working with your hands outdoors. Sara's passion solidified when she was hired at a local winery. She was able to be involved in every stage of the winemaking process and found it fascinating. Sara is excited to bring mindful, sustainable practices and her viticulture experience to Hiatus Wine.

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TARGET MARKET

Lawrence, Kansas is an affluent, stylish market with a special affinity for local, sustainable products.

Local spending on alcoholic beverages totals over $20mn annually according to ESRI Retail Goods and Services Expenditures reporting.
WinesVines Analytics shows a 14% increase in direct-to-consumer wine sales from November, 2019 to November, 2020.
Hiatus Wine's unique offerings and emphasis on substantive customer engagement will propel strong in-person and online sales.
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INTENDED USE OF FUNDS

Hiatus Wine is seeking funding to cover operating costs as we jumpstart our wine program:

Inventory: We need the ingredients to make wine and bottles to put it in
Lease: The rent we pay to 456 Wineries includes use of a fully-equipped winery facility, greatly reducing the capital outlay needed to turn grapes into bottles of finished wine.
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OUR OFFERINGS

In addition to our engaging wine experiences, we plan to produce a range of ten unique wines in 2021. Here's a preview of a few of them:

Florella: A blend of Viognier and Gewurztraminer sourced from the Maipo Valley, Chile. Rich and floral, this will be the first wine we release in Summer, 2021.
Cider: "Brut Nature" style dry apple cider fermented in Colorado whiskey barrels. Released undisgorged for hazy fun.
Great American Desert: Kansas-grown Amber Wine. Imagine a tropical smoothie that drinks like an age-worthy red wine.
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FORECASTED MILESTONES
March, 2021: Plant our first wine and table grape vineyard at Sacred Sun Cooperative Farm.
April, 2021: Begin production of a series of wines with fruit sourced from Maipo Valley, Chile.
July, 2021: First deliveries of Hiatus's inaugural wines anticipated.
August-October, 2021: Our inaugural crush-season for locally grown grapes; making wine at full capacity.
July, 2022: Full availability of our range of wines.
Summer 2022: Open Urban Winery location in Lawrence, KS.
2023-2024: Fully transition winemaking operations from 456 Wineries to our Urban Winery Location.
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating capital $9,400
Mainvest Compensation $600

Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $129,600 $155,520 $171,072 $188,179 $206,997
Cost of Goods Sold $40,000 $48,000 $52,800 $58,079 $63,886
Gross Profit $89,600 $107,520 $118,272 $130,100 $143,111

EXPENSES

Insurance $3,600 $3,690 $3,782 $3,876 $3,972
Legal & Professional Fees $500 $512 $524 $537 $550
Rent $15,000 $15,375 $15,759 $16,152 $16,555
Operating Profit $70,500 $87,943 $98,207 $109,535 $122,034
This information is provided by Hiatus Wine. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Hiatus Wine Summary (1).pdf
Investment Round Status

$10,000

TARGET

$50,000

MAXIMUM

This investment round closes on May 5, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name Hiatus Wine, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
2×
Investment Multiple 1.8×
Business's Revenue Share 1%-5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2025
Financial Condition
No operating history

Hiatus Wine was established in October, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Hiatus Wine's fundraising. However, Hiatus Wine may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hiatus Wine to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Reliance on Management

As a securities holder, you will not be able to participate in Hiatus Wine's management or vote on and/or influence any managerial decisions regarding Hiatus Wine. Furthermore, if the founders or other key personnel of Hiatus Wine were to leave Hiatus Wine or become unable to work, Hiatus Wine (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hiatus Wine and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hiatus Wine is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Hiatus Wine might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Hiatus Wine is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Hiatus Wine

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hiatus Wine's financial performance or ability to continue to operate. In the event Hiatus Wine ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hiatus Wine nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Hiatus Wine competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Hiatus Wine's core business or the inability to compete successfully against the with other competitors could negatively affect Hiatus Wine's financial performance.

Uninsured Losses

Although Hiatus Wine will carry some insurance, Hiatus Wine may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hiatus Wine could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Hiatus Wine needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hiatus Wine is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Hiatus Wine fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Hiatus Wine, and the revenue of Hiatus Wine can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Hiatus Wine to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Hiatus Wine. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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